August 1, 2011

Via EDGAR

John Hartz, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-6010

Re:	Tractor Supply Company
Form 10-K for Fiscal Year Ended December 25, 2010
Filed February 23, 2011
Form 10-Q for Fiscal Quarter ended March 26, 2011
Filed May 3, 2011
File No. 0-23314

Dear Mr. Hartz:

On behalf of Tractor Supply Company (the “Company,” “us” or “we”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 19, 2011 (the “Comment Letter”), concerning the Company’s Form 10-K for Fiscal Year ended December 25, 2010 Filed February 23, 2011 and the Company’s Form 10-Q for the Fiscal Quarter ended March 26, 2011 Filed May 3, 2011.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the responses.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 25, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

RESPONSE:

Where a comment requests additional disclosures or other revisions to be made, we will include the revisions in future filings, including interim filings, if applicable. As appropriate below, we have provided proposed revised text in italics as we expect such to appear in future filings.

John Hartz
Securities and Exchange Commission
August 1, 2011
Page 2

Financial Statements

Notes to the Financial Statements

General

2. Please briefly disclose the factors used to identify your single reportable segment, including whether operating segments have been aggregated.  Refer to ASC 280-10-50-21(a).  Please also provide the products and services disclosures required by ASC 280-10-50-40.

RESPONSE:

The Company manages the business on the basis of one operating segment.  The information that our chief operating decision maker regularly reviews when assessing performance and allocating resources is the consolidated operations of the Company; thus no aggregation is applicable. We will include the products and services disclosures required by ASC 280-10-50-21(a) in future filings.  Below is the proposed wording for the new disclosure:

Tractor Supply Company has one reportable segment which is the retail sale of farm and ranch products.  The Company manages the business on the basis of one operating segment. The following chart indicates the average percentage of sales represented by each of our major product categories for the three and six months ended June 25, 2011 and June 26, 2010:

	Fiscal three months ended		Fiscal six months ended
	June 25, 2011	June 26, 2010	June 25, 2011	June 26, 2010
Product Category:
Livestock and Pet	38%	36%	42%	40%
Seasonal, Gift and Toy Products	26	27	22	23
Hardware, Tools and Truck	23	23	23	23
Agriculture	8	9	6	7
Clothing and Footwear	5	5	7	7
Total	100%	100%	100%	100%

Note 10 – Commitments and Contingencies

Litigation, page 43

3. In regards to the United States Environmental Protection Agency matter relating to certain recreational vehicles and non-road spark ignition engines sold, please address the following:

•
Your disclosures appear to indicate that you believe it is remote that this issue will be material to your financial condition and results of operations. It is not clear whether amounts have been accrued. If no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made. If an estimate cannot be made, please tell us why you are not able to in light of the current settlement discussions;

•
You do not expect the resolution of the United States Environmental Protection Agency matter or other matters to have a material adverse effect on your financial condition or results of operations. Please expand your disclosures to also address the expected impact on your statements of cash flows; and

•	Based on recent developments, please address whether you continue to expect to be reimbursed for any liabilities or costs related to this matter and your basis for this expectation.

John Hartz
Securities and Exchange Commission
August 1, 2011
Page 3

RESPONSE:

The United States Environmental Protection Agency matter arose after year end but before Form 10-K was filed.  We evaluated this matter utilizing external counsel experienced with such matters.  We concluded that the matter represented a probable liability, and based on initial discussions with the EPA and experience with similar matters, concluded on an estimate of the dollar amount of the probable loss.  We communicated with the primary vendor for the related products and obtained confirmation of their agreement to reimburse the Company for costs related to this matter.

Given that the amounts involved were immaterial and that no net impact was expected to the consolidated statements of income, management concluded the financial statements for the year ended December 25, 2010 would not be adjusted.  While the estimated impact to the Company has not changed, we recorded the probable loss accrual and the vendor receivable in the first quarter of 2011.  Such amounts are not material for further disclosure.

As noted in the existing disclosure, we do not expect the resolution of this matter to have a material adverse effect on our financial condition or results of operations.  We do not believe it is reasonably possible that a loss in excess of the amount accrued will be incurred.  We will include the preceding sentence in our future disclosures.

We will also add a reference in our future disclosures that we do not expect the resolution of this matter to have a material adverse effect on our cash flows.

The ongoing investigations into the matter as well as ongoing discussions and agreements with all vendors associated with the products in question indicate that all costs will be reimbursed by vendors.

4. You are also involved in various litigation matters arising in the ordinary course of business.  You believe that any estimated loss related to such matters has been adequately provided in accrued liabilities to the extent probable and reasonably estimable.  It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.  Please note that if it is reasonably possible that any of these matters, individually, or in the aggregate could be material, you should disclose the nature of the issue(s), the amount accrued (if material) and the range of reasonable possible loss, or state that such a loss cannot be estimated. If you have any contingent liabilities where it is reasonably possible the impact could be material to your financial condition, results of operations, or cash flows, please provide us with a description of such matter.

RESPONSE:

We believe all other litigation matters will also be resolved without material adverse effect on our financial condition, results of operations or cash flows.  We do not believe it is reasonably possible any matters, individually, or in the aggregate will be material upon resolution.  We will remove the following sentence from our future disclosures:

“It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in circumstances relating to these proceedings.”

We will add a reference in our future disclosures, if appropriate, that we do not expect the resolution of these matters to have a material adverse effect on our cash flows.

John Hartz
Securities and Exchange Commission
August 1, 2011
Page 4

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44

5. Your principal executive officer and principal financial officer concluded that, as of December 25, 2010, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

RESPONSE:

We will state that our disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e) in future filings.   Below is the proposed wording for the revised section:

We carried out an evaluation required by the Securities Exchange Act of 1934, as amended (the “1934 Act”), under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the 1934 Act) as of June 25, 2011.  Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of June 25, 2011, our disclosure controls and procedures were effective.

FORM 10-Q FOR THE PERIOD ENDED MARCH 26, 2011

General

6. Please address the above comments in your interim filings as well.

RESPONSE:

In our future interim filings, including our next Form 10-Q for the quarter ended June 25, 2011, we will reflect all relevant changes discussed herein.

John Hartz
Securities and Exchange Commission
August 1, 2011
Page 5

MD&A

Results of Operations, page 14

7. Please clearly identify each factor and quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, net sales increased 17.7% to $836.6 million for the first quarter of 2011 from $710.9 million for the first quarter of 2010.  Your discussion indicates that a significant portion of this increase is related to an increase in same-store sales. It appears that another factor may be the opening of new stores.  Please quantify the impact of each of these factors. In addition, your discussion of selling, general, and administrative expenses only addresses the fluctuation in selling, general, and administrative expenses as a percentage of sales. Given that it would appear certain components of selling, general, and administrative expenses may not directly correlate with the change in sales, please also provide a discussion regarding the fluctuation in total selling, general, and administrative expenses from period to period with separate quantification of each significant factor contributing to the fluctuation. Specifically, you should discuss what factors caused total selling, general, and administrative expenses to increase 14.5% from $197.8 million for the first quarter of 2010 to $226.6 million for the first quarter of 2011.  Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04

RESPONSE:

We will quantify all significant matters related to changes in sales, including same store sales and new store sales impacts in future filings.  We will also provide a discussion regarding the fluctuation in total selling, general, and administrative expenses from period to period with separate quantification of each significant factor contributing to the fluctuation in future filings.  We will identify the significant factors causing the increase in selling general and administrative expenses particularly when it is different from expected normal growth.  As an example, below is the disclosure to be included in our second quarter Form 10-Q for the three months ended June 25, 2011:

Net sales increased 10.6% to $1.18 billion for the second quarter of 2011 from $1.07 billion for the second quarter of 2010.  Same-store sales for the second quarter of 2011 were $1.11 billion, a 4.6% increase over the second quarter of 2010. This compares to a 6.1% same-store sales increase for the second quarter of 2010.  The same-store sales increase was driven by continued strong results in core consumable, usable and edible (CUE) products, principally animal and pet-related merchandise.  New store growth was approximately 7.9% or 76 new stores opened since June 26, 2010.  New store sales for the second quarter of 2011 were $63.8 million, a 6.0% increase over second quarter 2010 sales.  This compares to new store sales for the second quarter of 2010 of $61.6 million, a 6.5% increase over second quarter 2009 sales.

As a percent of sales, selling, general and administrative (“SG&A”) expenses, including depreciation and amortization, improved 30 basis points to 21.9% of sales in the second quarter of fiscal 2011 from 22.2% of sales in the second quarter of fiscal 2010.  The SG&A improvement as a percent to sales for the second quarter of 2011 was primarily attributable to strong same-store sales, expense control with respect to advertising and store occupancy costs, and a decrease in incentive compensation.  Total SG&A expenses increased 9.2% to $258.2 million from $236.5 million in the second quarter of 2010.  The increase in SG&A expense primarily reflects new store growth, variable costs associated with our same store sales growth, and higher labor costs in our distribution centers related to the implementation of our new warehouse management system.

John Hartz
Securities and Exchange Commission
August 1, 2011
Page 6
____________________

The undersigned, in response to the request contained in the Comment Letter, hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

Please do not hesitate to contact me at (615) 440-4678 if you have any questions.  Thank you in advance for your prompt attention to this matter.

  Sincerely,

/s/ Anthony F. Crudele
Anthony F. Crudele
Executive Vice President –
Chief Financial Officer and Treasurer